

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 27, 2009

via U.S. mail and facsimile

John A. Sorel, Chief Financial Officer
Minerals Technologies Inc.
405 Lexington Avenue
New York, New York 10174-0002

   RE: Minerals Technologies Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 6, 2009
     Forms 10-Q for the Fiscal Quarters Ended March 29, 2009 and
     June 28, 2009
     File No. 1-11430

Dear Mr. Sorel:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397.

             Sincerely,

             Terence O'Brien
             Accounting Branch Chief